July 26, 2007 Dear Sirs: All applicable Exchanges and Commissions Subject: CREAM MINERALS LTD We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:
1	.	Meeting Type		: Annual General Meeting
2	.	CUSIP/Class of Security entitled to receive notification		: 225263508/C A2252635081/COMMON
3	.	CUSIP/Class of Security entitled to vote		: 225263508/C A2252635081/COMMON
4	.	Record Date for Notice	:	13 Aug 2007
5	.	Record date for Voting	:	13 Aug 2007
6	.	Beneficial Ownership determination date	:	13 Aug 2007
7	.	Meeting Date	:	21 Sep 2007
8	.	Meeting Location	:	Vancouver, BC

Sincerely,

“Brian Kim” Meeting Specialist Client Services Department Tel: 604.661.9400 Ext 4139 Fax: 604.661.9401